

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Terrance Mendez
Chief Executive Officer.
SHF Holdings, Inc.
1526 Cole Blvd. , Suite 250
Golden , Colorado 80401

> **Re: SHF Holdings, Inc.**
> **S-1 filed September 26, 2025**
> **File No. 333-290524**

Dear Terrance Mendez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Todd Schiffman at 202-551-3491 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance